GOLDCORP

TSX: **G** NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

GOLDCORP ANNOUNCES VOTING RESULTS FROM ANNUAL SHAREHOLDERS MEETING; APPOINTS MARGOT FRANSSEN TO BOARD OF DIRECTORS

Vancouver, British Columbia, May 1, 2015 – GOLDCORP INC. **(TSX: G, NYSE: GG)** announces the detailed voting results for the election of its Board of Directors, which took place at the Company's Annual and Special Meeting held on April 30, 2015. The nominees listed in the management proxy circular dated March 18, 2015 were elected as directors of Goldcorp at the meeting. Detailed results of the vote are set out below:

	Outcome of Vote	Votes By Ballot Votes For	Votes Withheld
(a) John P. Bell	Carried	497,498,290 (99.45%)	2,755,884 (0.55%)
(b) Beverley A. Briscoe	Carried	498,427,148 (99.63%)	1,827,026 (0.37%)
(c) Peter J. Dey	Carried	495,529,724 (99.06%)	4,724,450 (0.94%)
(d) Douglas M. Holtby	Carried	497,157,038 (99.38%)	3,097,136 (0.62%)
(e) Charles A. Jeannes	Carried	498,627,946 (99.67%)	1,626,228 (0.33%)
(f) Clement A. Pelletier	Carried	498,102,362 (99.57%)	2,151,812 (0.43%)
(g) P. Randy Reifel	Carried	491,075,655 (98.17%)	9,178,519 (1.83%)
(h) Ian W. Telfer	Carried	493,194,272 (98.59%)	7,059,902 (1.41%)
(i) Blanca Treviño	Carried	497,432,457 (99.44%)	2,821,717 (0.56%)
(j) Kenneth F. Williamson	Carried	497,156,700 (99.38%)	3,097,474 (0.62%)

An overwhelming majority of shareholders voted in favor of the Company's Say-On-Pay resolution, with 89.2% in favor.

The Company is also pleased to announce that following the Annual and Special Meeting the Board of Directors increased the number of directors to be appointed from 10 to 11 and appointed Ms. Margot Franssen as a director of the Company. Ms. Franssen, 63 is the founder and past–president of The Body Shop Canada. In 2002, Ms. Franssen was appointed an

Officer of the Order of Canada, and she has received the Outstanding Achievement in the Advancement of Women Award from the United Nations Development Fund UNIFEM. Margot has an honourary Doctor of Humane Letters 1995 and an honourary Doctor of Laws, Honoris Causa 1994. She has been named one of the Top 25 Most Influential Women in Canada, and one of the 21 Leaders of the 21st Century, among many other prestigious honours.

"Margot Franssen combines pragmatic business leadership with a unique perspective on the relationship between corporations and their various stakeholders and communities," said Ian Telfer, Chairman of the Board of Goldcorp. "I am confident that her wise counsel and compassionate spirit will be a great addition to our Board."

Ms. Franssen has served on many boards including CIBC, Women's College Hospital and York University, is a founding Board Member of Women Moving Millions, a community devoted to raising million dollar gifts from women for women and girls, and has recently served as the Co-Chair of the National Task Force on Sex Trafficking of Canadian Girls in Canada. She received an undergraduate degree from York University and is a fellow of Ryerson Polytechnic University.

About Goldcorp

Goldcorp is one of the world's fastest growing gold producers. Its low-cost gold production is located in stable jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 Section 21E of the United States Securities Exchange Act of 1934, as amended, Section 27A of the United States Securities Act of 1933, as amended and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2014 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit

Vice President, Investor Relations

Goldcorp Inc.

Telephone: (604) 696-3074

Fax: (604) 696-3001

E-mail: info@goldcorp.com

website: www.goldcorp.com